BRANDEN T. BURNINGHAM

Attorney at Law

1250 South 1300 East, Suite 500

Salt Lake City, Utah  84106

Admitted in Utah and California

Telephone:  (801) 363-7411

Fax:  (801) 326-1925

Email:  btb@burninglaw.com

April 23, 2018

United States Securities and Exchange Commission

100 F Street NE

Washington, DC  20549

Re:

Confidential submission of draft Registration Statement on Form S-1 of Joshua

Gold

             Resources Inc., a Nevada corporation (the “Company”)

Ladies and Gentlemen:

Pursuant to Section 6(e) of the Securities Act of 1933, as amended, the Company hereby submits the first draft of the above-referenced Registration Statement for confidential, non-public review by the Securities and Exchange Commission staff prior to public filing.

Effective as of June 22, 2017, the Commission revoked the Section 12 registration of the Company’s common stock pursuant to Section 12(j) of the Securities Exchange Act of 1934, as amended.  The Company, which stipulated to the revocation, now wishes to restore its Section 12 registration, with the goal of placing its stockholders in the same position they were in immediately before the Section 12(j) revocation.

In June, 2017, one of the Company’s securities attorneys spoke with a representative of the Commission’s Office of Chief Counsel and was advised, with the customary disclaimers, that the staff member saw no reason that the Company would not be able to file:  (i) a Registration Statement on Form S-1 to provide for the registration of shares of common stock for sale by the Company, along with the registration for resale of shares held by selling stockholders, followed by (ii) a Form 8-A to re-register the Company’s common stock under Section 12 of the Exchange Act.

The Company has accordingly prepared the draft Form S-1 for the registration of five million shares of common stock for sale by the Company.  In addition, with the goal of restoring its stockholders to the position they were in immediately before the Section 12(j) revocation, this draft Form S-1 provides for the registration of all of the outstanding shares of Company common stock that were deemed “unrestricted” prior to June 22, 2017. The draft Form S-1 also provides for the registration of one-third of the shares held by stockholders whose shares were deemed to be “restricted” as of that date.  The Form S-1 currently provides for the registration of the shares held of record by all nominee holders, including Cede & Co.  The Company is in the process of identifying the beneficial owners of these shares and the “Selling Stockholders” table of the second draft of the Form S-1 will break out these holdings on a beneficial owner basis.

Thank you.

Sincerely yours,

/s/ Branden T. Burningham

Branden T. Burningham